ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1             Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the three months ended March 31, 2005. All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of April 21, 2005.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated, and Inferred Resources

This section uses the terms "measured", "indicated" and "inferred resources." The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

1.2             Overview

Anooraq Resources Corporation is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four areas or "limbs". Anooraq has interests in properties on the Northern, Eastern and Western Limbs of the Bushveld.

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties (called "farms" in South Africa) on the Northern Limb of the Bushveld Complex. The Northern Limb has excellent potential for the discovery and development of large scale PGM deposits that are amenable to open pit mining. In 2003, programs were carried out in three areas of Anooraq’s large land package in the Northern Limb, called the Platreef Project, with promising results from the Drenthe farm and the Rietfontein farm. Work in 2004 continued to delineate and expand the Drenthe deposit and also lead to the discovery of the Overysel North deposit on the Drenthe, Witrivier and Overysel farms, under the Boikgantsho Joint Venture (“Boikgantsho JV"), between Anooraq and a subsidiary of Anglo American Platinum Corporation Limited ("Anglo Platinum"),. At the Rietfontein farm, located approximately 25 kilometers to the south, African Minerals Limited (now Ivanhoe Nickel and Platinum Ltd., “Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, is carrying out the exploration activities.

The Company announced mineral resource estimates for the Drenthe and Overysel North deposits in November 2004. Preliminary results of metallurgical test work for the deposits were also released. In the first quarter of 2005, Anooraq announced the positive results of a Preliminary Assessment of a potential open pit development on the Drenthe and Overysel North deposits.

In January 2004, the Company entered into an agreement with a private South African Black Economic Empowerment ("BEE") company, Pelawan Investments (Proprietary) Limited ("Pelawan"), whereby the Company would acquire a 50% interest in the Ga-Phasha PGM Project and expand its property interests to the Eastern Limb of the Bushveld complex. The Ga-Phasha property, located approximately 250 kilometers northeast of Johannesburg, has significant mineral resources already outlined as well as excellent additional potential. The transaction, which was completed in September 2004, resulted in

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

Pelawan (a) initially owning approximately 63% of the issued and outstanding common shares of Anooraq, and (b) maintaining a majority ownership of Anooraq at all future times. The transaction also positioned Anooraq to be a wholly constituted entity qualifying as a BEE company, affording Anooraq with additional opportunities under South Africa’s mining laws.

In April 2005, subsequent to the end of the quarter, the Company announced changes to the Board of Directors in completion of the transaction with Pelawan and requirements related to the Company’s status as a BEE company. These changes include the appointments of Ms. Phumzile Langeni, B.Comm., as a director and as Executive Director, Investor Relations, for the Company; Mr. David Elliott, CA, as an independent director of Anooraq; and the re-appointment of Mr. Robert Dickinson, M.Sc., a principal of Hunter Dickinson Inc. and former member of Anooraq’s Board, as Co-chairman. Mr. Walter Segsworth, P.Eng., resigned from the Board in December 2004 but will remain involved with the Company as a technical advisor.

DISCUSSION OF PROJECTS

1.2.1          Platreef Project – Boikgantsho JV

The Drenthe mineral deposit is located on the Northern Limb of the Bushveld Complex. Exploration by Anooraq since 2000 had outlined significant mineral resources in the Drenthe deposit. The deposit was open to the north, south and west. Its extension to the south onto an adjacent property, the Overysel farm, prompted the development of the Boikgantsho JV.

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary Plateau Resources (Proprietary) Limited ("Plateau"), entered into a joint venture agreement with Potgietersrust Platinums Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum formed an initial 50/50 joint venture ("the Boikgantsho JV") to explore Drenthe and Witrivier and the northern portion of the Overysel farm for a period of up to five years. Under the agreement, during that period, Anooraq would operate exploration programs, and spend up to ZAR 12.35 million (approximately C$2.5 million) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%. As a result of completion of the Anooraq-Pelawan transaction, Anooraq is now a BEE company as is required for development of mineral deposits under South African legislation.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a new PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

Project Activities

In 2004, the Boikgantsho JV carried out extensive drilling programs, testing the Drenthe and Witrivier farms and northern part of the Overysel farm. The programs further delineated and expanded the Drenthe deposit and outlined a new deposit called Overysel North. Metallurgical samples were also collected from the drilling used for preliminary testing. A resource estimate and results from preliminary metallurgical testing were announced in November 2004. This information also formed the basis for a preliminary economic assessment of the project that was completed during the quarter.

Preliminary Assessment

Drilling in 2004 comprised step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel farm, which lies immediately to the south of the Drenthe farm. Drill holes are generally spaced at 100-meter intervals along lines 100 meters apart on the Drenthe, Witrivier and portions of the Overysel farm. Some areas on the Drenthe farm are drilled at 50-meter spacing along 100 meter spaced lines.

The Preliminary Assessment is based on indicated and inferred mineral resources outlined to mid September 2004 in the Drenthe and Overysel North deposits. Mineral resources for each deposit were announced in November at a US$20 GMV/t cut-off, although estimates were done at a range of cut-offs as documented in the December 2004 technical report by G.J van der Heever, Pr.Sci.Nat., of Geologix (Pty) Ltd., filed on SEDAR. The total indicated and total inferred resources in both deposits at US$10 GMV/t to $20GMV/t cut-offs are tabulated below:

Total Mineral Resources Drenthe and Overysel North Deposits
GMV(US$)/t Cut-off	Tonnes	Pt g/t	Pd g/t	Au g/t	3PGM g/t	Ni %	Cu %
TOTAL INDICATED
10	386,294,500	0.38	0.47	0.06	0.91	0.09	0.06
15	259,919,000	0.48	0.58	0.08	1.14	0.11	0.07
20	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08
TOTAL INFERRED
10	253,390,000	0.32	0.40	0.06	0.78	0.10	0.06
15	159,357,750	0.42	0.52	0.07	1.02	0.12	0.07
20	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09

1GMV is sum of Pt, Pd, Au, Cu and Ni grades, multiplied by the following metal prices: Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.
Note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Preliminary Assessment indicates favourable financial results using a cut-off grade of approximately US$10.50/t. Total in-pit resources of 256 million tonnes grading 1.03 g/t 3PGM (0.43 g/t Pt, 0.52 g/t Pd, 0.08 g/t Au), 0.11% Ni and 0.07% Cu were estimated in two main pit areas. For the study, the in-pit resource was capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu. As the Preliminary Assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized.

The Preliminary Assessment is based on a conventional open pit mining and milling operation with a 32 year mine life. Currencies used are US dollars (US$) and South African rand (ZAR), with a ZAR:US$ exchange ratio of 7:1. At long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper used for the base case, the pre-tax and pre-royalty economic model forecasts the net present value ("NPV") of the project at a 5% discount rate of US$300.5 million and at 10% discount is US$138.8 million with an internal rate of return ("IRR") of 25%. The estimated capital cost is US$152.8 million with a payback of 3¼ years.

At current metal prices of US$850/oz for Pt, US$180/oz for Pd, US$400/oz for Au, US$6.60/lb for Ni and US$1.40 for Cu, and an exchange rate of 6:1, the economics for the project are even more robust. The NPV at a 5% discount rate is US$576.7 million and at 10% discount is US$293.3 million with an IRR of 35%.

The mill feed rate for the Preliminary Assessment is 5 million tonnes per year. The average head grade ranges from 1.1 to 1.4 g/t 3PGM in the first five years of mining and 0.8 to 1.0 g/t in the last five years. Metallurgical studies on core samples show good results for a conventional mill circuit, comprising crushing, grinding and two-stage flotation. From this work, the following head grade driven concentrator recoveries were used in the study: platinum 75%, palladium 75%, gold 75%, copper 80% and nickel 75%.

Mining costs for the study are based on budget estimates provided by South African mining contractors and processing costs are derived from studies by Dowding Reynard & Associates, the Company’s metallurgical consultants in South Africa. Administrative and environmental costs are based on estimates from contract submissions. Estimated capital and operating costs for the operation are tabulated below:

Capital Cost Summary	US$ million
Mining Pre-production	12.8
Plant and Infrastructure	135.0
Socio-Economics	5.0
Total	152.8
Operating Cost Summary	US$/t
Mining	3.84
Environmental/Reclamation	0.14
Processing	5.36
Administration	0.18
Total (milled)	9.52

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

A technical report co-authored by qualified persons Thomas Tulp, MAusIMM, Hatch Associates of Australia, D.M. Stone, P.Eng., of Minefill Services, Inc., and David R. Reeves, MAusIMM (responsible for the Preliminary Assessment) and qualified person G.J. van der Heever, Pr.Sci.Nat., (responsible for the Resource Estimate) has been filed on SEDAR.

Conclusions from the Preliminary Assessment and Current Programs

The potential for milling and mining optimization using higher throughputs, which would further enhance the project economics, is considered to be excellent. The mineral resource is open to the north, and down dip with potential for additional resources to be outlined. Current metallurgical testwork suggests that the recoveries used in this study may be conservative and could increase. Other improvements, such as acid leaching of oxide mineralization within the deposit to enhance recovery of base metals, optimizing cut-off grades to produce a higher grade mill feed, and geotechnical studies aimed at supporting steeper pit wall angles during mining are being assessed in pre-feasibility programs that are currently underway.

The deposits can be weathered to a depth of 40 meters. Under the model used, all of the in-pit material was mined but only the fresh sulphide (unweathered) material was processed. Testing is underway on core samples to determine metallurgical characteristics of the weathered material so that it can be integrated into the mine processing plan.

The area of the Boikgantsho project is semi-arid and the South Africa Department of Water Affairs has a plan to provide additional water to the region over the next two to five years. Planning to access these water resources is being further considered in the pre-feasibility study.

Contact has been made with the local Drenthe community which will be affected by mining activities should mining proceed. This specific community will need to be relocated, and dialogue was established between the Company and the community. Regular monthly meetings are held between the parties, and the community has elected a committee to represent them in these matters. To date, the Company has focused on strengthening community relations, and has not entered into serious discussions regarding relocation. Various gestures such as repairs to roads and donations to the local school have been made.

Also as part of pre-feasibility studies, the geological models and mineral resource estimates are currently being updated with information from drilling to December 2004. A 24,000-meter multi-rig drilling program was initiated in January 2005, focusing on the Drenthe deposit. Drilling is planned to proceed at 50-meter intervals along 50-meter spaced lines in order to define measured mineral resources within the deposit, and advance the project toward a feasibility study.

Completion of the pre-feasibility study is expected in late 2005.

1.2.2          Ga-Phasha Project

Agreement

In January 2004, the Company entered into an agreement with Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms, covering an area of approximately 9,700 hectares.

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo American Platinum Corporation Limited ("Anglo Platinum") and 50% by a BEE partner, Pelawan (now the Company, through its wholly owned subsidiary, Plateau. The Ga-Phasha Project is a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited ("Rustenburg"), governed by, among other things, a Shareholders Agreement relating to Micawber entered into on September 22, 2004.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the "Consideration Shares") and cash payments totaling approximately ZAR 15.7 million. The number of Consideration Shares issued takes into account the potential dilutive effect of financings to be undertaken in the future to develop potential PGM mines, at Ga-Phasha and at Drenthe-Overysel, such that Pelawan's ownership (initially approximately 63%) of the issued and outstanding shares of Anooraq will remain at a minimum of 52% ownership at all future times. Further, the agreed dilution calculation allows for Consideration Shares having an aggregate value of $9.875 million (“Bleed Shares”) to be sold by Pelawan during the twelve month period subsequent to the closing. The remaining Consideration Shares, estimated at approximately 83 million shares, will be held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project. Pelawan will at all future times be owned 100% by Historically Disadvantaged South Africans ("HDSA") and at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%.

In June 2004, Pelawan received approval from the Exchange Control department of the South African Reserve Bank ("SARB") to complete the transaction. The approval from the SARB permitted completion of the transaction, which ultimately resulted in Anooraq qualifying as a BEE company. The required shareholder approval was received on September 10, 2004 and the transaction was completed on September 29, 2004.

On March 28, 2005, all of the Bleed Shares were sold to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of the Bleed Shares will be distributed to Pelawan’s shareholder base, comprising 15 broadly based BEE groupings including women’s’ investment groups, cultural trusts and Limpopo-based groups within those areas where Anooraq’s proposed mining activities are situated. It is intended that the proceeds will be used by these groups to enhance their empowerment objectives, including various corporate, social and cultural development and investment initiatives in South African rural communities.

Project Activities

The Ga-Phasha Project area is situated on the Eastern Limb of the Bushveld Igneous Complex and is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros (iron and magnesium rich igneous rocks. The two platinum-bearing horizons are the UG2 chromitite and the Merensky Reef, both of which occur within the Upper Critical Zone.

Prior to its acquisition by Anooraq, Anglo Platinum (and others) had carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha property. Significant mineral resources were outlined in the UG2 and Merensky Reefs. South African consultants, Global Geo

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

Services (Pty) Ltd. carried out a resource estimate on behalf of Anooraq in early 2004 based on information received to that time from Anglo Platinum.

Anglo Platinum has continued drilling at Ga-Phasha in conjunction with its work on the adjacent Twickenham Project. Anooraq and its consultants are reviewing the data associated with the drilling as it is received from Anglo Platinum. Additional work has been initiated to prepare for feasibility studies.

1.	Updating the resource model for both the UG2 and the Merensky Reefs is underway, integrating the additional drilling that was carried out in 2003/2004.

2.	Additional exploration and analysis is underway to better define the geological losses so that the current 40% estimate can be refined and/or reduced.

3.	Additional drilling is planned to move the mineral resources into higher confidence categories:

	a.	In areas that are currently outlined as inferred, and

	b.	In areas currently outlined as indicated resources.

4.	Data compilation, metallurgical and geo-technical testing, and environmental studies are planned.

For the three months ended March 31, 2005, exploration and administrative expenditures of approximately $44,000 had been incurred on the Ga-Phasha project. These are included in the totals discussed under Results of Operations.

1.2.3          Thusong Joint Venture

In early May 2004, the Company entered into a joint venture agreement with a subsidiary of Anglo Platinum, called the Thusong Platinum Mine Joint Venture ("the Thusong JV"), to explore and develop PGM, gold and nickel mineralization on three farms, covering an area of approximately 7,713 hectares, on the Western Limb of the Bushveld. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore the three farms for a period of up to five years. The exploration target is high-grade PGM deposits within the Merensky and UG2 Reefs, similar to those at Anglo Platinum’s nearby Union Mine.

The property is largely unexplored. Early stage exploration activities, including geophysical and geochemical surveys, are planned to begin in the second quarter of 2005.

1.2.4          Market Trends

The average price for platinum in 2004 was US$846/oz. Prices have increased in 2005, averaging US$864/oz in the year to date. Palladium prices averaged US$231/oz in 2004, and have declined in 2005, averaging US$192/oz to the end of April. The average price of gold in 2004 was US$410/oz, increasing to US$429/oz over the first four months of 2005.

Base metal prices have continued to be strong in 2005. Nickel prices averaged US$6.29/lb in 2004, and have averaged US$7.06/lb in the year to date. Copper prices averaged US$1.30/lb in 2004 and US$1.49/lb over the first four months of 2005.

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3             Selected Annual Information

	December 31,	October 31,	October 31,	October 31,
	2004	2003	2002	2001

Current assets	$15,752,640	$5,639,716	$3,368,694	$2,516,495
Mineral property interests	10,075,000	4,200,000	4,200,000	4,200,001
Other assets	197,995	16,990	156,912	171,826
Total assets	26,025,635	9,856,706	7,725,606	6,888,322

Current liabilities	1,573,733	528,277	92,114	230,305
Long term liabilities	1,385,255	–	–	–
Shareholders' equity	23,066,647	9,328,429	7,633,492	6,658,017
Total liabilities and shareholders' equity	$26,025,635	$9,856,706	$7,725,606	$6,888,322

	14 Months ended	Year ended	Year ended	Year ended
	Dec 31, 2004	Oct 31, 2003	Oct 31, 2002	Oct 31, 2001
Expenses
Conference and travel	$486,481	$180,613	$119,392	$75,990
Consulting	536,216	100,974	193,902	23,785
Depreciation	39,121	20,637	18,199	1,345
Exploration	7,821,145	1,943,147	959,349	1,444,583
Foreign exchange	145,199	(19)	(23,740)	–
Interest (income)	(485,452)	(46,060)	(38,341)	(40,982)
Legal, accounting and audit	479,731	32,657	82,253	68,922
Office and administration	457,571	131,216	73,039	59,879
Salaries and benefits	834,223	402,989	459,249	135,224
Shareholders communications	342,848	193,835	500,039	42,055
Trust and filing	159,633	17,539	20,755	27,071
Subtotal	10,816,716	2,977,528	2,364,096	1,837,872
Stock based compensation	2,466,548	485,962	–	–
Write-off (recovery) of amounts receivable	(256,000)	365,924	–	–
Loss for the year	$13,027,264	$3,829,414	$2,364,096	$1,837,872

Loss per share	$0.18	$0.11	$0.08	$0.11

Weighted average number of common shares
outstanding (thousands)	73,017	34,126	28,901	16,756

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4             Results of Operations

The loss for the three months ended March 31, 2005 was $3,779,164 compared to a loss of $2,322,485 for the three months ended April 30, 2004. This increase primarily resulted from costs related to increased exploration activities, the increased expense of maintaining an office in South Africa, as well as expenses incurred related to the Pelawan agreement. The Company recorded a loss of $0.03 per share for the three months ended March 2005, compared to a loss of $0.01 per share for the two months ended December 31, 2004 and a loss of $0.04 for the quarter ended April 30, 2004.

Exploration expenses increased by $636,855 compared to the quarter ended April 30, 2004 as a result of increased activity, mainly on the Boikgantsho project, and planning and development of a technical report on the Ga-Phasha project. The Boikgantsho drilling program that began in January 2004 continued into 2005, resulting in significant increases in drilling, engineering, and geological and consulting expenses for the three months ended March 31, 2005 compared to the quarter ended April 30, 2004. Drilling costs increased, to $1,279,365 as compared to $936,714 for the quarter ended April 30, 2004. Assays and analysis expenditures increased to $358,540 from $314,017 expended in the quarter ended April 30, 2004. Geological and consulting costs of $344,551 increased from the $230,446 spent in the previous year’s second quarter. Engineering costs increased to $215,317 from $109,227. The cost of site activities was $104,041 compared to $62,054 spent in the previous year’s second quarter. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

Legal, accounting and audit increased in the first quarter of 2005 primarily as a result of the South African and Canadian legal work related to the completion of the Pelawan transaction. Office and administration increased largely due to the establishment of an office in South Africa, and conference and travel costs increased by $194,936 in comparison to the second quarter of 2004 primarily related to the increased travel activity surrounding the mining Indaba held in South Africa as well as matters regarding the Pelawan transaction. Consulting costs increased due to increased corporate, financial, legal and advisory services. Salaries and benefits increased to $359,523 from $124,415, largely due to integration of senior management personnel. Trust and filing decreased by $14,570 in comparison to the prior year’s second quarter.

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5             Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except share and per-share amounts. Small differences are due to rounding.

	Mar 31,	Dec 31,	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,	July 31,
	2005	2004	2004	2004	2004	2004	2003	2003
Current assets	12,103	15,753	17,890	22,819	25,658	26,943	5,640	5,463
Mineral properties	10,075	10,075	10,664	4,200	4,200	4,200	4,200	4,200
Other assets	191	198	172	32	39	43	17	141
Total assets	22,369	26,026	28,726	27,051	29,897	31,186	9,857	9,804

Current liabilities	1,707	1,574	2,353	798	1,206	647	529	275
Long term liabilities	1,385	1,385	1,561	–	–	–	–	–
Shareholders’ equity	19,277	23,067	24,812	26,253	28,691	30,539	9,328	9,529
Total shareholders’ equity and
liabilities	22,369	26,026	28,726	27,051	29,897	31,186	9,857	9,804

Expenses
Exploration	2,381	1,270	2,063	1,924	1,745	859	788	428
Conference and travel	222	110	208	99	27	42	73	43
Consulting	316	59	169	119	63	126	72	7
Depreciation	–	–	–	–	–	–	–	–
Foreign exchange loss/ (gain)	99	55	111	37	(49)	(10)	15	30
Interest (income)	(45)	(96)	44	(125)	(225)	(84)	(17)	(10)
Legal, accounting and audit	130	134	(150)	117	308	71	15	3
Office and administration	174	129	115	131	47	36	87	5
Salaries and benefits	360	225	243	117	124	125	113	58
Shareholder communications	76	41	112	53	68	68	61	35
Trust and filing	76	9	(1)	24	91	38	(1)	7
Subtotal	3,789	1,936	2,914	2,496	2,199	1,271	1,206	606
Exploration - stock-based
compensation	(6)	9	19	433	60	519	2	–
Stock-based compensation	(4)	3	7	502	64	851	446	15
Write-off (recovery) of amounts
receivable	–	–	–	–	–	(256)	366	–
Loss for the period	3,779	1,948	2,940	3,431	2,323	2,385	2,020	621

Basic and diluted loss per share	0.02	0.01	0.03	0.06	0.04	0.05	0.05	0.02

Weighted average number of
common shares outstanding	148,020	147,652	86,349	51,925	50,628	47,231	38,209	32,609

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6             Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is not always certain. There can be no assurance of continued access to significant equity funding.

At March 31, 2005, the Company had working capital of approximately $10.4 million, which is sufficient to fund its known commitments for the remainder of the 2005 work program.

As the Company chooses to proceed with its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

The Company has no capital lease obligations, operating leases or any other long term debt. The Company has routine market-price leases on its office premises in Johannesburg.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7             Capital Resources

At March 31, 2005, Anooraq had working capital of $10.4 million as compared to $14.2 million at the end of the 2004 fiscal year. The Company had approximately 148 million common shares outstanding at March 31, 2005.

In December 2003, the Company completed a private placement financing for gross proceeds of $20 million. Proceeds are being used for general working capital purposes and to facilitate the advancement of the Company's PGM-nickel projects in South Africa.

1.8             Off-Balance Sheet Arrangements

None.

1.9             Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private Canadian company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to,

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the fiscal period 2004, Anooraq incurred costs of $1,512,441 from HDI, as compared to $1,281,758 for the fiscal year 2003.

Pelawan Investments (Proprietary) Limited ("Pelawan") is a private South African BEE company which is a significant shareholder of the Company (see note 6(b)) of the accompanying financial statements) and which has certain directors in common with the Company. Pelawan became a significant shareholder on September 29, 2004. During the period ended March 31, 2005, the Company paid $nil (September 29, 2004 to December 31, 2004 – $745,438) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company. The decline is due to Pelawan's employees and consultants now being transferred to Plateau, a subsidiary of the Company, and directly charging their time and services to Plateau.

During the period ended March 31, 2005, the Company paid or accrued $25,053 (period ended January 31, 2004 – $23,286) to CEC Engineering Ltd, a private company owned by a director, for engineering and project management services at market rates.

1.10             Fourth Quarter

Not applicable.

1.11             Proposed Transactions

None.

1.12             Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

•	the estimation of mineral resources and reserves,
•	the carrying values of property, plant and equipment,
•	restoration costs following completion of the mining activities, and
•	the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13             Changes in Accounting Policies including Initial Adoption

During the previous fiscal year, Anooraq Resources Corporation decided to change its year-end from October 31 to December 31, in order to coincide its planning and reporting activities with its joint venture partner, Anglo American Platinum Corporation Limited.

In accordance with the definitions used in the Companion Policy to NI 51-102:

•	The Company's old financial year end is the 12 months ended October 31, 2003.

•	The Company’s transition year is the 14 months ended December 31, 2004.

•	The Company’s new financial year will be the 12 months ended December 31, 2005.

Further details of this are provided in the notes to the financial statements accompanying this MD&A.

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14             Financial Instruments and Other Instruments

None.

1.15             Other MD&A Requirements

1.15.1          Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2          Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable.

1.15.3          Disclosure of Outstanding Share Data

The following details the share capital structure as at April 21, 2005. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				148,020,407

Share purchase options	July 29, 2005	0.60	50,000
	September 8, 2005	0.85	100,000
	September 30, 2005	0.85	50,000
	October 21, 2005	2.00	1,545,000
	October 26, 2006	1.95	575,000
	October 26, 2006	2.00	35,000
	October 26, 2006	1.64	200,000	2,555,000

Warrants	June 1, 2005 (1)	2.50	5,333,334	5,333,334

(1) Subject to accelerated expiry under certain conditions.

ANOORAQ RESOURCES CORPORATION THREE MONTHS ENDED MARCH 31, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.